EDGAR CORRESPONDENCE
April 20, 2011
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Greene
Re:	(1)	SELECTED AMERICAN SHARES, INC. (“SAS”) Registration Statement No. 2-10699; and Registration No. 811-51
(2)	SELECTED INTERNATIONAL FUND, INC. (“SIF”) Registration Statement No. 2-27514; and Registration No. 811-01533
(3)	SELECTED CAPITAL PRESERVATION TRUST (“SCPT”) Registration Statement No. 33-15807; and Registration No. 811-5240

Referred to jointly as the “Selected Funds”.
          Response Letter to SEC Comments
Dear Mr. Greene:
You have asked the Selected Funds to file a correspondence letter reflecting the Selected Funds’ responses to SEC oral comments received on April 18, 2011, regarding Selected Funds’ post-effective amendments filed on Edgar on February 24, 2011. SEC comments are in bold; Registrant’s responses immediately follow.

Cover Page
(1) The Cover Page refers to “Selected Special Shares” rather than “Selected International Fund”, please correct this error in subsequent filings.
Agreed.
Statutory Prospectus (Form N-1A Items 1 through 8):
(1) Comments to SAS also apply to SIF and SCPT unless the context otherwise indicates.
Agreed.
Statutory Prospectus (Form N-1A Items 9 through 13):
(1) In the section entitled “Principal Risks of Investing in the Funds” add disclosure concerning volatile markets in 2008 and 2009.
Agreed. The section entitled “Volatile Markets” will be moved from the SAI to the Statutory Prospectus and included as part of “Stock Market risk”.
Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines. In 2008 and 2009 the equity and debt capital markets in the United States and internationally experienced unprecedented volatility. This financial crisis has caused a significant decline in the value and liquidity of many securities. These market conditions may continue or get worse. Because the situation is unprecedented and widespread, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these events.
(2) To what extent are the Funds expected to invest in derivatives?
None of the three Selected Funds have invested in any derivatives within the last ten years and it is not anticipated that they will make material investments in derivatives in the foreseeable future. The prospectus would be amended prior to the Funds making a material investment in derivatives.
(3) The Shareholder Expenses fee table reports “None” in every box. This table may be eliminated if the Registrants desire.
At this time the Registrants prefer to keep the Shareholder Expenses table.
(4) The SAI includes disclosure concerning Passive Foreign Investments, yet the Annual Operating Expenses table does not include a subcaption for: “Acquired Fund

Fees and Expenses.” Why not?
Because none of the Selected Funds have made material investments in “Acquired Funds.”
Instruction (3)(f) to Item 3 of Form N-1A requires a subcaption to the Operating Expenses table if the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds exceed 0.01 percent (one basis point) of average net assets of the Fund. The same instruction states that an “Acquired Fund” means any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act.
The passive foreign investment companies which the Funds have invested in meet the definition of “passive foreign investment company” under the U. S. tax laws, but do not meet the definition of “Acquired Funds” under Form N-1A. These are generally start-up companies with substantial cash which they intend to invest in operations. These companies are not engaged nor do they propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities (see section 3(a)(1)(C) of the Investment Company Act).
(5) Emerging Market risk is listed as a principal investment for SIF but not for SAS, is it a material risk for SAS?
Currently SAS has less than 20% of its assets invested in foreign countries (foreign country risk is listed as a principal risk). Less than 5% of SAS’s assets are invested in emerging markets. Nonetheless, there is more than a remote likelihood that SAS will invest more than 5% of its assets in emerging markets in the near future. Emerging Market risk will be added as a principal risk for SAS.
(6) For SAS “Financial Services risk” is listed as a principal risk, but investing in financial services companies is not included in the discussion of Principal Investment Strategies, please add appropriate disclosure.
Agreed. The following disclosure has been added to Principal Investment Strategies: “Historically, the Fund has invested a significant portion of its assets in financial services companies”.
(7) The footnote under SDGF’s Annual Fund Operating Expense table describes the adviser’s agreement to waive fees and reimbursement expenses. Are there any “claw-back” provisions in the agreement?
There are no “claw-back” provisions in the agreement.
(8) The disclosure of Non-Principal Investment Strategies and Risks Includes the following:
Average Maturities. Selected Daily Government Fund limits the average maturity of its investment portfolio to 60 days or less. Selected Daily Government Fund seeks to maintain a weighted average maturity of three years or less.
Please delete the second sentence.
Agreed.
(9) The description of the Portfolio Managers for SIF includes the statement “In addition, a limited portion of the Funds’ assets may be managed by Davis Advisors’ research analysts, subject to review by Christopher Davis and the Portfolio Review Committee.” Change “may be managed” to “are managed”.
Agreed.
Statement of Additional Information (Form N-1A Items 14 through 27):
(1)Disclose that the Federal Housing Finance Agency has been appointed as the conservator of FHLMC and FNMA.
Agreed. The following disclosure has been added:
As of September 7, 2008, the Federal Housing Finance Agency (“FHFA”) has been appointed as the conservator of FHLMC and FNMA for an indefinite period. In accordance with the Federal Housing Finance Regulatory Reform Act of 2008 and the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as conservator, the FHFA will control and oversee these entities until the FHFA deems them financially sound and solvent. During the conservatorship, each entity’s obligations are expected to be paid in the normal course of business. Although no express guarantee exists for the debt or mortgage-backed securities issued by these entities, the U.S. Department of the Treasury, through a securities lending credit facility and a senior preferred stock purchase agreement, has attempted to enhance the ability of the entities to meet their obligations.
(2) Do the Registrants believe that the current disclosure concerning the professional experience of each director is appropriate?
Yes.
Tandy Representations

Selected American Shares, Inc., Selected International Fund, Inc., and Selected Capital Preservation Trust acknowledges that:
1. The Funds are responsible for the accuracy and adequacy of the disclosures in the Funds’ filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,
/s/ Thomas Tays
Thomas Tays
Vice President & Secretary

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